August 22, 2018

Carl Lukach
Executive Vice President and Chief Financial Officer
Univar Inc.
3075 Highland Parkway, Suite 200
Downers Grove, IL 60515

       Re: Univar Inc.
           Form 8-K Filed August 1, 2018
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           File No. 001-37443

Dear Mr. Lukach:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed August 1, 2018

Exhibit 99.1, page 1

1. We note you disclose projected Adjusted EPS for 2018 in the range of $1.65 per share and
      $1.85 per share without presenting and reconciling to the corresponding GAAP amounts.
      Please revise your disclosures to comply with the guidance in Item 10(e)(1)(i)(B) of
      Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations.
      This issue also applies to your quarterly earnings call presentation in
Exhibit 99.2.
Exhibit 99.2
Appendix B- Adjusted Operating Cash Flow, page 14

2. We note you disclose the non-GAAP measure Adjusted Operating Cash Flow in your
 Carl Lukach
FirstName LastNameCarl Lukach
Univar Inc.
Comapany NameUnivar Inc.
August 22, 2018
August 22, 2018 Page 2
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FirstName LastName
         quarterly earnings presentation. Please revise your presentation to comply with Item
         10(e)(1)(i)(A) and (B) of Regulation S-K as follows:

             present, with equal or greater prominence, the most directly comparable financial measure presented in accordance with GAAP, Cash Flows from Operating Activities;
             and
             provide a reconciliation of the differences between the non-GAAP financial measure with the most directly comparable financial measure in accordance with GAAP, Cash
             Flows from Operating Activities.

Form 10-K for Fiscal Year Ended December 31, 2017

Financial Statements
Statements of Operations, page 71

3. We note you present cost of goods sold exclusive of depreciation expense and stock-based compensation expense along with the subtotal, gross profit. Please tell us how your presentation complies with the guidance in SAB Topic 11:B and Article 5-03 of
         Regulation S-X, since gross profit appears to represent a figure for income before depreciation.
7. Income taxes, page 87

4. We note that you recognized $76.5 million of income tax expense for the deemed mandatory repatriation for the Tax Act. We also note that you recognized a foreign tax credit deferred tax asset of $47.6 million as an indirect result of the Tax Act for which you established a $34 million valuation allowance. As the gross foreign tax credit deferred tax asset is less than the deemed mandatory repatriation income tax expense, please help us understand why you believe it is more likely than not that the foreign tax credit deferred tax asset will not be realized.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Tracey Houser,
Staff Accountant, at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,

                                                               Division of
Corporation Finance
 Carl Lukach
Univar Inc.
August 22, 2018
FirstName LastNameCarl Lukach
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Comapany NameUnivar Inc.
                                Office of Manufacturing and
August 22, 2018 Page 3          Construction
FirstName LastName